THL CREDIT SECURED FLOATING RATE DEBT, LTD.

100 Federal Street, 31st Floor

Boston, MA 02110

Tel: (800) 450-4424

September 30, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Dominic Minore

Re:	THL Credit Secured Floating Rate Debt, Ltd.
Withdrawal of Registration Statement on Form N-2 (File No. 333-190764)

Ladies and Gentlemen:

THL Credit Secured Floating Rate Debt, Ltd., a Delaware corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests to withdraw its registration statement on Form N-2 (File No. 333-190764), including all exhibits thereto, originally filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2013 and subsequently amended on October 22, 2013 (collectively, and as amended, the “Registration Statement”). The Registration Statement was not declared effective by the Commission, and none of the Company’s securities was sold or distributed pursuant to the Registration Statement.

The Company requests that the Commission consent to the withdrawal on the grounds that the Company has decided, due to current market conditions, not to pursue the offering to which the Registration Statement relates at this time.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments with respect to this letter, please do not hesitate to call Thomas Friedmann at the law firm of Dechert LLP at (202) 261-3313 or the undersigned at (800) 450-4424.

Sincerely,

/s/ Terrence W. Olson

Terrence W. Olson
Chief Financial Officer
THL Credit Secured Floating Rate Debt, Ltd.